Filed by Avago Technologies Limited

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: Broadcom Corporation

Commission File No.: 000-23993

IMPORTANT NOTICE FOR REGISTERED HOLDERS OF

BROADCOM CLASS A COMMON STOCK

You are receiving this notice because our records indicate that you hold shares of Class A common stock of Broadcom Corporation (“Broadcom”) registered directly in your name. In connection with the proposed business combination transaction between Avago Technologies Limited (“Avago”) and Broadcom, it is highly recommended that you transfer your Broadcom Class A common stock into The Depository Trust Company (“DTC”) for electronic securities depository and settlement services.

Completing this process before closing will expedite the processing of your merger consideration, avoid public disclosure of personally identifiable information, simplify your ability to sell shares in the future and minimize the risk that any Singapore stamp duty tax will apply to future transfers of shares in the combined company.

Why am I receiving this notice?

You are receiving this notice because our records indicate that you hold shares of Broadcom Class A common stock registered directly in your name, either in certificated or uncertificated form. You are highly encouraged to move these shares into DTC by transferring your Broadcom Class A common stock into a brokerage account.

Why should I move my shares into DTC?

•	Expedites receipt of equity-based merger consideration following the completion of the business combination transaction between Avago and Broadcom.

•	Eliminates the risk that your personally identifiable information will be made publicly available under Singapore law.

•	Minimizes the risk that any Singapore stamp duty tax will apply in connection with future transfers of your shares of the combined company.

•	Eliminates the need to update the company every time you have a change of address or passport number.

•	Eliminates your risk of loss, theft or destruction of physical certificates.

•	Eliminates the hassle and cost of maintaining a secure place to keep your certificates.

•	Streamlines and expedites the process for any future sale or transfer of your shares.

How do I move my shares into DTC?

You should contact a broker or other financial intermediary for instructions on how to transfer your shares into DTC. Representatives of Computershare Trust Company, N.A. (“Computershare”) are also available to answer questions about this process at (800) 736-3001.

If I don’t transfer my shares into DTC, what will happen?

If you do not transfer your shares into DTC, you will still be entitled to receive merger consideration in connection with the transaction if you continue to hold your shares until closing. However, any shares of the combined company that you receive as part of the merger consideration must be in physical share certificate form (regardless of whether your Broadcom shares were in certificated or uncertificated form). You will receive further information before closing on how to receive your merger consideration.

What information is needed before I can receive shares of the combined company?

If you do not elect to move your shares into DTC, you will be required to provide the following personally identifiable information to Computershare before being eligible to receive shares of the combined company (which will be in certificated form):

•	Corporate shareholders will be required to provide their tax identification number (“TIN”) or other entity registration number issued in the jurisdiction of their incorporation.

•	Individual shareholders will be required to provide their Social Security Number (“SSN”) or passport number.

•	All shareholders will need to provide their mailing address.

Due to the requirements of Singapore law, the above information, including any TIN or SSN, may become publicly available through a website maintained by Singapore’s Accounting and Corporate Regulatory Authority.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.